Mail Stop 6010	January 25, 2006

Mr. Jerry V. Noyce
Chief Executive Officer and President
Health Fitness Corporation
3600 American Blvd W., Suite 560
Bloomington, MN 55431

Re:  	Health Fitness Corporation
	Registration Statement on Form S-1, filed January 13, 2006
File No. 333-131045

Dear Dr. Noyce:

      We have limited our review of the above referenced registration statement to the documents incorporated by reference. In that respect, we have the following comment:

1. In order to be eligible to incorporate by reference on Form S-
1,
you must have filed, prior to the filing of this registration statement, an annual report required under Section 13(a) or Section
15(d) of the Exchange Act for your most recently completed fiscal year. In this case, this would be your Form 10-K for your fiscal year ended December 31, 2005 which has yet to be filed. See General
Instruction VII and Item 12 of Form S-1.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

	?	should the Commission or the staff, acting pursuant to
delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

 	Please direct any questions to Sonia Barros at (202) 551-
3655.

         	               					Sincerely,



                	          					Jeffrey
Riedler
                           					Assistant
Director

cc:	John A. Satorius, Esq.
	Jeffrey C. Erb, Esq.
	Fredrikson & Byron, P.A.
	4000 Pillsbury Center
	200 South Sixth Street
	Minneapolis, Minnesota 55402
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Mr. Jerry V. Noyce
January 25, 2006
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